SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 3)

           Under the Securities Exchange Act of 1934


                  RIVIERA HOLDINGS CORPORATION
                        (Name of Issuer)

            Common Stock, par value $.001 per share
                 (Title of Class of Securities)

                           769627100
                         (CUSIP Number)

                      Mr. Allen E. Paulson
                      Del Mar Country Club
                      6001 Clubhouse Drive
               Rancho Santa Fe, California 92067
                         (619) 759-5990
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        with a copy to:

                     Willie R. Barnes, Esq.
                  Musick, Peeler & Garrett llp
                     One Wilshire Boulevard
                           Suite 2000
                 Los Angeles, California 90017
                         (213) 629-7796

                         March 20, 1998
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:


Check the following box if a fee paid with this Statement:
CUSIP No. 769627100                           13D            Page 2 of 4 pages

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
        Allen E. Paulson
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)

         Not applicable                           (a)
(3)      SEC USE ONLY
(4)      SOURCE OF FUNDS

         Not Applicable
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Unites States of America
                                   :(7) SOLE VOTING POWER
                                   :
                                   :    463,655
                                   :
NUMBER OF SHARES BENEFICIALLY      :(8) SHARED VOTING
OWNED BY EACH REPORTING            :
PERSONS WITH                       :    (0)
                                                            :

                                   :(9) SOLE DISPOSITIVE
                                   :
                                   :    463,655
                                   :
                                   :(10) SHARED DISPOSITIVE
                                   :
                                   :    0


     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                        463,655
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         9.4%
(14) TYPE OF REPORTING PERSON
     IN
CUSIP No. 769627100                           13D    Page 3 of 4 pages


                  RIVIERA HOLDINGS CORPORATION

                          SCHEDULE 13D

          This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") dated May 7, 1997, relating to the shares of commons stock (the "Common Stock"), par value $.001 per share, of Riviera Holdings Corporation, a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

          Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D. The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such exhibits.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is amended and supplemented as follows:

          On February 5, 1998, shareholders of Riviera Holdings Corporations (the "Company") voted affirmatively to approve the Agreement and Plan of Merger dated as of September 15, 1997 (the "Merger Agreement") pursuant to which Riviera Acquisition Sub, Inc. ("RAS") a Nevada corporation and a wholly owned subsidiary of R&E Gaming Corp. ("Gaming") would be merged with and into the Company.

          In addition to shareholder approval, consummation of the merger is subject to a number of conditions, including, but not limited to the receipt of regulatory approvals, including all necessary gaming approvals, and compliance with specified conditions contained in the Merger Agreement and the Option and Voting Agreement dated as of September 15, 1997 by and among Morgens, Waterfall, Vintiadis & Company, Inc., Keyport Life Insurance Company and SunAmerica Life Insurance Company.

          On March 20, 1998, the Reporting Party advised the Company that the Merger Agreement is void and unenforceable against Gaming and RAS, or alternatively, of their intention to terminate the Merger Agreement pursuant to
Section 6.1(d) thereof. In this connection, Gaming and RAS have demanded repayment of all monies and Letters of Credit delivered by Gaming and/or RAS in connection with the Merger Agreement and the transactions contemplated thereby.





CUSIP No. 769627100                           13D            Page 4 of 4 pages


                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    April   , 1998



                                                /s/
                                          Signature


                                        Allen E. Paulson